Fortuna Silver Mines Inc.

Years ended December 31, 2014 and 2013

Consolidated Financial Statements

March 12, 2015

(All amounts in US$’000’s unless otherwise stated)

The accompanying notes are an integral part of these consolidated financial statements Page 1

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Fortuna Silver Mines Inc.

We have audited the accompanying consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013 and the consolidated statements of net income (loss), consolidated statements of comprehensive income (loss), consolidated statements of cash flows, and consolidated statements of changes in equity for the years then ended December 31, 2014 and December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Fortuna Silver Mines Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended December 31, 2014 and December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) Deloitte LLP

Chartered Accountants

March 12, 2015

Vancouver, Canada

Page 2

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes	2014	2013
Sales	17	$174,006	$137,394
Cost of sales	18	113,753	95,619
Mine operating earnings		60,253	41,775

Other expenses
Selling, general and administrative expenses	9 a), 9 b), 19	25,225	19,783
Exploration and evaluation costs	20	-	418
Loss on disposal of mineral properties, plant and equipment		66	78
Restructuring and severance costs	21	1,091	493
Write-off of mineral properties, plant and equipment	7 b)	-	570
Impairment of mineral properties, plant and equipment	7 d)	-	30,000
Impairment of inventories	6	121	62
Operating income (loss)		33,750	(9,629)

Finance items
Interest income		281	591
Interest expense		(1,152)	(932)
Net finance expense	22	(871)	(341)

Income (loss) before tax		32,879	(9,970)

Income taxes	12	17,277	9,130
Net income (loss) for the year		$15,602	$(19,100)

Earnings (loss) per share -Basic	13 e) i	$0.12	$(0.15)
Earnings (loss) per share - Diluted	13 e) ii	$0.12	$(0.15)
Weighted average number of shares outstanding - Basic	13 e) i	126,786,921	125,552,597
Weighted average number of shares outstanding - Diluted	13 e) ii	128,142,977	126,547,754

The accompanying notes are an integral part of these consolidated financial statements Page 4

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	2014	2013
Net income (loss) for the year	$15,602	$(19,100)
Other comprehensive income (loss)
Items that may be classified subsequently to net income
Unrealized loss on translation of net investment, net of nil taxes	(2,001)	(1,454)
Unrealized gain on translation to presentation currency on foreign operations, net of nil taxes	887	230
	(1,114)	(1,224)
Total comprehensive income (loss) for the year	$14,488	$(20,324)

The accompanying notes are an integral part of these consolidated financial statements Page 5

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2014	2013
OPERATING ACTIVITIES
Net income (loss) for the year		$15,602	$(19,100)
Items not involving cash
Depletion and depreciation		23,517	20,304
Accretion of provisions		744	539
Income taxes		17,277	9,130
Share-based payments		5,586	3,221
Write-off of mineral properties		-	570
Impairment of mineral properties, plant and equipment		-	30,000
Impairment of inventories		121	62
Loss on disposal of mineral properties, plant and equipment		66	78
Accrued interest on long term loans receivable and payable		(27)	(61)
Other		11	8
		62,897	44,751
Changes in non-cash working capital items
Accounts receivable and other assets		(4,521)	8,538
Prepaid expenses		(49)	(340)
Due from related parties		-	4
Inventories		282	(2,648)
Trade and other payables		4,910	(1,339)
Due to related parties		(10)	(31)
Provisions		(171)	(139)
Cash provided by operating activities before interest and income taxes		63,338	48,796
Income taxes paid		(3,417)	(4,430)
Interest expense paid		(4)	(20)
Interest income received		275	608
Net cash provided by operating activities		60,192	44,954

INVESTING ACTIVITIES
Purchase of short term investments		(65,657)	(27,241)
Redemptions of short term investments		47,641	15,178
Expenditures on mineral properties, plant and equipment	17	(38,943)	(60,507)
Advances of deposits on long term assets		(4,667)	(7,984)
Receipts of deposits on long term assets		4,599	8,846
Proceeds on disposal of mineral properties, plant and equipment		67	49
Net cash used in investing activities		(56,960)	(71,659)

FINANCING ACTIVITIES
Net proceeds on issuance of common shares		8,458	707
Repayment of finance lease obligations		(227)	(449)
Net cash provided by financing activities		8,231	258

Effect of exchange rate changes on cash and cash equivalents		(300)	(569)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		11,463	(26,447)

Cash and cash equivalents - beginning of year		31,704	58,720

CASH AND CASH EQUIVALENTS - END OF YEAR		$42,867	$31,704

Supplemental cash flow information	14

The accompanying notes are an integral part of these consolidated financial statements Page 6

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2014	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$42,867	$31,704
Short term investments	4	34,391	17,411
Accounts receivable and other assets	5	20,585	17,040
Prepaid expenses		1,592	1,578
Inventories	6	14,937	15,488
Total current assets		114,372	83,221
NON-CURRENT ASSETS
Deposits on long-term assets	5	1,963	1,882
Deferred income tax assets	12	126	151
Mineral properties, plant and equipment	7	233,849	216,961
Total assets		$350,310	$302,215

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	8	$21,458	$15,897
Due to related parties	9 c)	9	20
Provisions	11	809	622
Income tax payable	12	9,745	50
Current portion of other liabilities	10	-	227
Total current liabilities		32,021	16,816
NON-CURRENT LIABILITIES
Other liabilities	10	4,661	2,343
Provisions	11	11,889	10,112
Deferred income tax liabilities	12	29,026	25,284
Total liabilities		77,597	54,555
EQUITY
Share capital		201,057	189,092
Share option and warrant reserve		13,800	15,200
Retained earnings		55,846	40,244
Accumulated other comprehensive income		2,010	3,124
Total equity		272,713	247,660
Total liabilities and equity		$350,310	$302,215
Contingencies and capital commitments	23

APPROVED BY THE DIRECTORS
"Jorge Ganoza Durant", Director	"Robert R. Gilmore" , Director
Jorge Ganoza Durant	Robert R. Gilmore

The accompanying notes are an integral part of these consolidated financial statements Page 7

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital
	Notes	Number of Shares	Amount	Share Option and Warrant Reserve	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Equity
Balance - December 31, 2013		125,973,966	$ 189,092	$ 15,200	$ 40,244	$ 3,124	$ 247,660
Exercise of options		2,563,776	8,458	-	-	-	8,458
Transfer of share option and warrant reserve on exercise of options		-	3,507	(3,507)	-	-	-
Share-based payments expense		-	-	2,108	-	-	2,108

Net income for the period		-	-	-	15,602	-	15,602
Unrealized loss on translation of net investment		-	-	-	-	(2,001)	(2,001)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	887	887
Total comprehensive loss for the year					15,602	(1,114)	14.488
Balance - December 31, 2014		128,537,742	$ 201,057	$ 13,800	$ 55,846	$ 2,010	$ 272,713

Balance - December 31, 2012		125,268,751	$ 187,807	$ 12,994	$ 59,344	$ 4,348	$ 264,493
Exercise of options		693,800	707	-	-	-	707
Issuance of shares for property	13 a)	11,415	49	-	-	-	49
Transfer of share option and warrant reserve on exercise of options		-	529	(529)	-	-	-
Share-based payments expense		-	-	2,734	-	-	2,734

Net loss for the period		-	-	-	(19,100)	-	(19,100)
Unrealized loss on translation of net investment		-	-	-	-	(1,454)	(1,454)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	230	230
Total comprehensive loss for the year					(19,100)	(1,224)	(20,324)
Balance - December 31, 2013		125,973,966	189,092	15,200	40,244	3,124	247,660

The accompanying notes are an integral part of these consolidated financial statements Page 8

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The policies applied in these consolidated financial statements are based on IFRS issued and effective as at December 31, 2014.  The Board of Directors approved these financial statements for issue on March 12, 2015.

b)

Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are entities controlled by the Company.  Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities.  Control is normally achieved through ownership, directly or indirectly, of more than 50% of the voting power.  Control can also be achieved through power over more than half the voting rights by virtue of an agreement with other investors or through the exercise of de facto control.

For non-wholly owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.  The principal subsidiaries of the Company and their geographic locations at December 31, 2014 were as follows:

Page 9

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

b)

Basis of Consolidation (continued)

Name	Entity Type at December 31, 2014	Location	Economic Interest at December 31, 2014	Principal Activity	Method
Minera Bateas S.A.C. (“Bateas”)	Subsidiary	Peru	100%	Caylloma Mine	Consolidation
Fortuna Silver Mines Peru S.A.C. (“FSM Peru”)	Subsidiary	Peru	100%	Service company	Consolidation
Compania Minera Cuzcatlan SA (“Cuzcatlan”)	Subsidiary	Mexico	100%	San Jose Mine	Consolidation
Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”)	Subsidiary	Mexico	100%	Exploration company	Consolidation
Fortuna Silver (Barbados) Inc. (“Barbados”)	Subsidiary	Barbados	100%	Holding company	Consolidation
Continuum Resources Ltd. (“Continuum”)	Subsidiary	Canada	100%	Holding company	Consolidation

As at December 31, 2014, the Company has no joint arrangements or associates.

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date.  Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party.  The Company records adjustments to revenues monthly based on quoted spot prices for the expected settlement period.  Adjustments for weights and assays are recorded when results are determinable or on final settlement.

d)

Cash and Cash Equivalents

Cash and cash equivalents are designated as fair value through profit or loss (“FVTPL”).  Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.  Transaction costs are expensed when incurred through profit or loss.

Page 10

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment

Costs directly related to construction projects are capitalized to work-in-progress until the asset is available for use in the manner intended by management.  Completed property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairments.  Assets, other than capital work in progress, will be depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production
Buildings, located at the mine	Life of mine
Buildings, others	6 – 20 years	Straight line
Leasehold improvements	7 – 8 years	Straight line

Plant and equipment
Machinery and equipment	3 – 15 years	Straight line
Furniture and other equipment	3 – 13 years	Straight line
Transport units	4 – 5 years	Straight line

Capital work in progress	Not depreciated

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated as above.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, are depreciated over 8 to 18 months.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the assets are ready for use in the manner intended by management.

On an annual basis, the depreciation method, useful economic life and the residual value of each component asset is reviewed, with any changes recognized prospectively over its remaining useful economic life.

Page 11

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

i.

Exploration and Evaluation Assets

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation assets when future inflow of economic benefits from the properties is probable and until such time as the properties are placed into development, abandoned, sold or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Proceeds received from the sale of interests in evaluation and exploration assets are credited to the carrying value of the mineral properties, with any excess included in income as gain or loss on disposal of mineral properties, plant and equipment.

Write-downs due to impairment in value are charged to income.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.

Exploration costs that do not relate to any specific property are expensed as incurred.

ii.

Operational Mining Properties and Mine Development

For operating mines, all exploration within the mineral deposit is capitalized and amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically as part of the production cost.

Costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of resources expected to be extracted economically, and costs of abandoned properties are written-off.

Page 12

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

Mineral Properties, Plant and Equipment (continued)

iii.

Commercial Production

Capital work in progress consists of expenditures for the construction of future mines and includes pre-production revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point in time in which a mine and plant has completed the operational commissioning and has operational results that are expected to remain at a sustainable commercial level over a period of time, after which production costs are no longer capitalized and are reported as operating costs. The determination of when commercial production commences is based on several qualitative and quantitative factors including but not limited to the following:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating within eighty percent of design capacity;

•

metallurgical recoveries are achieved within eighty percent of projections; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

On the commencement of commercial production, depletion of each mining property will be provided on a unit-of-production basis.  Any costs incurred after the commencement of production are capitalized to the extent they give rise to a future economic benefit.

f)

Asset Impairment

Assets are reviewed and tested for impairment when an indicator of impairment is considered to exist.  An assessment of impairment indicators is performed at each reporting period or whenever indicators arise. Even with no indicators present, the Company will test an intangible asset with an indefinite useful life or an intangible asset not yet available for use for impairment at least annually. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less cost to sell (“FVLCTS”) and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units.  These are typically individual mines or development projects.  Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

Fair value models are used to determine the recoverable amount of cash generating units. When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans.  For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business. The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, sustaining capital expenditure and reclamation and closures costs.

Page 13

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

f)

Asset Impairment (continued)

Where a fair value less cost to sell model is used the cash flow forecast includes net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount, but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years.  A reversal of an impairment loss is recognized into earnings immediately.

g)

Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use.

Capitalization of borrowing costs incurred commences on the date the following three conditions are met:

•

expenditures for the qualifying asset are being incurred;

•

borrowing costs are being incurred; and,

•

activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are ready for their intended use are expenses in the period in which they are incurred.

Borrowing costs, comprised of legal fees and upfront commitment fee, associated with the credit facility for general working capital and future expansion are recorded as Accounts Receivable and Other Assets and amortized over the term of the credit facility.

All other borrowing costs are expensed in the period in which they are incurred.

h)

Provisions

i.

Decommissioning and restoration provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The decommissioning and restoration provision (“DRP”) is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

Page 14

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

h)

Provisions (continued)

i.

Decommissioning and restoration provisions (continued)

The liability is accreted to full value over time through periodic charges to income. This accretion of provisions is charged to finance costs in the consolidated statements of income.

The amount of the DRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to income (loss). The method of amortization follows that of the underlying asset. The costs related to a DRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a DRP no longer exists, there is no longer future benefit related to the costs and as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost. For closed sites, adjustments to the DRP that are required as a result of changes in estimates are charged to income in the period in which the adjustment is identified.

ii.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.

i)

Inventories

Inventories include metals contained in concentrates, stockpiled ore, materials, and supplies.  The classification of metals inventory is determined by the stage in the production process.  Product inventories are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

Page 15

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

j)

Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

•

the non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,

•

the sale of the non-current asset is highly probable. For the sale to be highly probable:

•

the appropriate level of management must be committed to a plan to sell the asset;

•

an active program to locate a buyer and complete the plan must have been initiated;

•

the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;

•

the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and,

•

actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated.  When the sale of assets held for sale is expect to occur beyond one year, the assets are measured at the lower of its carrying amount and fair value less costs to sell.  Any gain or loss from initial measurement and subsequent measurement are recorded in other comprehensive income but not in excess of cumulative impairment losses.

k)

Income Taxes

Income tax expense consists of current and deferred tax expense.  Income tax is recognized in the consolidated statement of income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.  Deferred tax assets and liabilities are measured using the enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that deferred tax asset will be recovered, the deferred tax asset is reduced.

Page 16

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

k)

Income Taxes (continued)

The following temporary differences do not result in deferred tax assets or liabilities:

•

the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

•

goodwill; and,

•

investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to the offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

l)

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions.  Under this method, the cost of share options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.  Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units is accrued over the vesting period of the units based on the quoted market value of Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

i.

Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model.  The fair value of the options is expensed over the graded vesting period of the options.

ii.

Deferred Share Unit (“DSU”) Plan

The Company’s DSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The year-over-year change in the deferred share unit compensation liability is recognized in income.

Page 17

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

l)

Share-Based Payments (continued)

iii.

Restricted Share Unit (“RSU”) Plan

The Company’s RSU compensation liability is accounted for based on the number of units outstanding and the quoted market value of the Company’s common shares at the financial position date.  The Company recognizes a compensation cost in operating income on a graded vesting basis for each RSU granted equal to the quoted market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the fair value until the end of the performance date.  The cumulative effect of the change in fair value is recognized in income in the period of change.

m)

Earnings per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

n)

Foreign Currency Translation

The presentation currency of the Company is the United States Dollar (“US$”).

The functional currency of each of the entities in the group is the US$, with the exception of the parent entity and certain holding companies which have a Canadian dollar functional currency.

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date.  Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

For entities with a functional currency different from the presentation currency of the Company, translation to the presentation currency is required.  Assets and liabilities are translated at the rate of exchange at the financial position date.  Revenue and expenses are translated at the average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

Page 18

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments

i.

Financial Assets

The Company classifies all financial assets as either fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), loans and receivables, or available-for-sale “(AFS”).  The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

a)

Financial Assets at Fair Value Through Profit or Loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or it is a designated FVTPL on initial recognition.  A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term.

Financial assets classified as FVTPL are stated at fair value with any resulting gain or loss recognized in income or loss in the period in which they arise.  Transaction costs related to financial assets classified as FVTPL are recognized immediately in net income (loss).

Derivatives are not being accounted for as hedges and are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

b)

Held-to-Maturity (“HTM”)

HTM investments are recognized on a trade-date basis and are initially measured at fair value, including transaction costs.  The Company does not have any assets classified as HTM investments.

c)

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are initially measured at fair value, net of transaction costs and are classified as current or non-current assets based on their maturity date.  They are carried at amortized cost less any impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at each reporting period.  Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would not be significant.

Page 19

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments (continued)

i.

Financial Assets (continued)

d)

Available-For-Sale (“AFS”) Assets

AFS financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

AFS financial assets are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until realized through disposal or impairment. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect prolonged or significant decline in the value of the assets. Realized gains and losses on the disposal of available-for-sale securities are recognized in the consolidated statement of income.

The Company does not have any assets classified as AFS.

e)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

•

significant financial difficulty of the issuer or counterparty;

•

default or delinquency in interest or principal payments; or

•

it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Page 20

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments (continued)

i.

Financial Assets (continued)

e.

Impairment of Financial Assets (continued)

The carrying amount of all financial assets at amortized cost, excluding trade receivables, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  When a trade receivable is considered uncollectable, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in income or loss.

With the exception of AFS equity instruments, if in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through income or loss.  On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had an impairment not been recognized.

f)

Derecognition of Financial Assets

A financial asset is derecognized when:

•

the contractual right of the asset’s cash flows expire; or

•

if the Company transfers the financial asset and substantially all risks and reward of ownership to another entity.

ii.

Financial Liabilities

Derivatives are categorized as held-for-trading.  Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.  Fair value of the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.  Gains or losses are recorded in the consolidated statement of income.

Long term debt and other financial liabilities are recognized initially at the fair value, net of transaction costs incurred, and are subsequently stated at amortized cost.  Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

Page 21

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

o)

Financial Instruments (continued)

iii.

Classification and Subsequent Measurements

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash and Cash Equivalents	FVTPL	Fair value
Short Term Investments	FVTPL	Fair value
Derivative Assets	FVTPL	Fair value
Trade Receivable from Concentrate Sales	FVTPL	Fair value
Other Accounts Receivables	Loans and receivables	Amortized cost
Due from Related Parties	Loans and receivables	Amortized cost
Long Term Receivables	Loans and receivables	Amortized cost

Trade and Other Payables	Other liabilities	Amortized cost
Due to Related Parties	Other liabilities	Amortized cost
Derivative Liabilities	FVTPL	Fair value
Income Tax Payable	Other liabilities	Amortized cost
Lease and Long Term Liabilities	Other liabilities	Amortized cost

iv.

Effective Interest Method

The effective interest method calculates the amortized cost of a financial instrument and allocates interest income or expense over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts or payments over the expected life of the financial instrument, or where appropriate, a shorter period, to the net carrying amount on initial recognition.  Income or expense is recognized on an effective interest basis for instruments other than those financial instruments classified as FVTPL.

p)

Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Refer to Note 16. a).

Page 22

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

q.

Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

r)

Leases

A lease is a finance lease when substantially all of the risks and rewards incidental to ownership of the leased asset are transferred from the lessor to the lessee by the agreement. The leased assets are initially recorded at the lower of the fair value and the present value of the minimum lease payments and are depreciated over the shorter of the asset’s useful lives and the term of the lease. Interest on the lease instalments is recognized as interest expense over the lease term using the effective interest method. Leases for land and buildings are recorded separately if the lease payments can be allocated accordingly.

Leases that do not transfer all the risks and rewards of ownership are classified as operating leases. Payments are recorded in the income statement using the straight line method over their estimated useful lives.

s)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of shares are shown in equity as a deduction from the proceeds.  Share-based payments including stock option plan, deferred share unit plan, and restricted share unit plan are discussed in Note 2. l).

t)

Related Party Transactions

Parties are considered to be related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.  Parties are also considered to be related if they are subject to common control, related parties may be individuals or corporate entities.  A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Page 23

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

Significant Accounting Judgments and Estimates

The preparation of these Financial Statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company.  In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

Page 24

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

u)

Significant Accounting Judgments and Estimates (continued)

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Page 25

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

v)

Significant Changes Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and, IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.

The Company has adopted the following amendments, effective July 1, 2014:

IFRS 2 Share-based Payment - Definition of vesting condition (Amendment)

The amendment to IFRS 2 provides the definitions of vesting condition and market condition and adds definitions for performance condition and service condition.  The amendment is effective for transactions with a grant date on or after July 1, 2014.

IFRS 3 Business Combinations – Contingent consideration (Amendment)

The amendment to IFRS 3 requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date. The amendment is effective for transactions with acquisition dates on or after July 1, 2014.

The Company has adopted the above amendments which did not have a significant impact on the Company’s Financial Statements.

w)

New Accounting Standards

The Company is currently assessing the impact of adopting the following new accounting standards, noted below, on the Company’s Financial Statements.

IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011)(Amendment)

On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

Page 26

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

w)

New Accounting Standards (continued)

IFRS 11 Joint Arrangements (Amendment)

The amendment to IFRS 11 Joint Arrangements adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)

The amendment to IAS 16 Property, plant and equipment and IAS 38 Intangible assets on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual period starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Page 27

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

w)

New Accounting Standards (continued)

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018.  Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

3.

Cash and Cash Equivalents

	December 31, 2014	December 31, 2013
Cash	$15,234	$11,066
Cash equivalents	27,633	20,638
	$42,867	$31,704

4.

Short Term Investments

	December 31, 2014	December 31, 2013
Held for trading short term investments	$34,391	$17,411

5.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	December 31, 2014	December 31, 2013
Trade receivables from concentrate sales	$16,573	$9,797
Current portion of long term receivables	209	488
Current portion of borrowing costs	244	265
Advances and other receivables	2,906	3,883
GST/HST and value added tax receivable	653	2,607
Accounts receivable and other assets	$20,585	$17,040

Page 28

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

5.

Accounts Receivable and Other Assets and Deposits on Long Term Assets (continued)

Deposits on long term assets include non-current accounts receivable and other assets are comprised of the following:

	December 31, 2014	December 31, 2013
Long term receivables and borrowing costs	$542	$1,322
Less: current portion of long term receivables	(209)	(488)
Less: current portion of long term borrowing costs	(244)	(265)
Non-current portion of long term receivables	28	237
Non-current portion of borrowing costs	61	332
Deposits on equipment	516	700
Deposits paid to contractors	1,358	411
Other	-	202
Deposits on long term assets	$1,963	$1,882

As at December 31, 2014, the Company had $nil trade receivables (2013: $245) which were over 90 days with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

As at December 31, 2014, the Company has capitalized $nil (2013: $796) of borrowing costs comprised of legal fees and upfront commitment fee in connection with the amended and restated credit agreement with the Bank of Nova Scotia.  The borrowing costs are amortized over a period of 36 months. Refer to Note 16. d).

The aging analysis of these trade receivables from concentrate sales is as follows:

	December 31, 2014	December 31, 2013
0-30 days	$16,157	$9,552
31-60 days	416	-
over 90 days	-	245
	$16,573	$9,797

6.

Inventories

	December 31, 2014	December 31, 2013
Concentrate stock piles	$1,575	$2,475
Ore stock piles	4,992	4,756
Materials and supplies	8,370	8,257
Total inventories	$14,937	$15,488

For the years ended December 31, 2014, $76,230 (2013: $64,284), respectively, of inventory was expensed in cost of sales and $121 (2013: $62) of material was written down to its net realizable value and recorded as an impairment of inventories.

Page 29

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Mineral Properties, Plant and Equipment

	Mineral Properties Non-Depletable (Tlacolula)	Mineral Properties Depletable (Caylloma and San Jose)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2014
Opening carrying amount, January 1, 2014	$1,277	$127,141	$14,301	$55,574	$5,215	$197	$1,406	$11,850	$216,961
Additions	71	21,016	1,297	228	1,147	60	-	16,516	40,335
Disposals	-	-	(69)	(28)	(1)	(7)	(28)	-	(133)
Depletion and depreciation	-	(13,395)	(2,602)	(5,619)	(883)	(99)	(502)	-	(23,100)
Reclassification	-	4,633	418	17,531	2,533	-	-	(25,115)	-
Adjustment on currency translation	-	(204)	-	(8)	(2)	-	-	-	(214)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

As at December 31, 2014
Cost	$1,348	$196,093	$25,768	$85,947	$11,220	$627	$3,991	$3,251	$328,245
Accumulated depletion and depreciation	-	(56,902)	(12,423)	(18,269)	(3,211)	(476)	(3,115)	-	(94,396)
Closing carrying amount, December 31, 2014	$1,348	$139,191	$13,345	$67,678	$8,009	$151	$876	$3,251	$233,849

As at December 31, 2014, the non-depletable mineral property includes the Tlacolula property (2013: Tlacolula and San Luisito properties).

Page 30

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Mineral Properties, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Tlacolula, San Luisito)	Mineral Properties Depletable (Caylloma and San Jose	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2013
Opening carrying amount, January 1, 2013	$960	$124,173	$19,047	$35,796	$3,984	$186	$2,468	$20,889	$207,503
Additions	887	31,430	(242)	1,236	1,192	102	-	25,858	60,463
Disposals	-	-	(20)	(2)	(53)	-	-	-	(75)
Write-off of mineral properties	(570)	-	-	-	-	-	-	-	(570)
Depletion and depreciation	-	(11,158)	(2,825)	(4,454)	(871)	(90)	(733)	-	(20,131)
Impairment charge	-	(16,868)	(2,264)	(8,180)	(2,358)	(1)	(329)	-	(30,000)
Reclassification	-	(217)	605	31,186	3,323	-	-	(34,897)	-
Adjustment on currency translation	-	(219)	-	(8)	(2)	-	-	-	(229)
Closing carrying amount, December 31, 2013	$1,277	$127,141	$14,301	$55,574	$5,215	$197	$1,406	$11,850	$216,961

As at December 31, 2013
Cost	$1,277	$170,934	$25,167	$68,234	$7,685	$574	$4,795	$11,850	$290,516
Accumulated depletion and depreciation	-	(43,793)	(10,866)	(12,660)	(2,470)	(377)	(3,389)	-	(73,555)
Closing carrying amount, December 31, 2013	$1,277	$127,141	$14,301	$55,574	$5,215	$197	$1,406	$11,850	$216,961

a)

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012 and November 10, 2014, the Company, through its wholly owned subsidiary, Cuzcatlan, holds an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 9. a)).

The Company can earn the Interest by spending $2,000 on exploration of the property, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged payments totalling $300 cash and providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 cash and $30 cash equivalent in shares by January 15, 2011;

➢

$50 cash and $50 cash equivalent in shares by January 15, 2012;

➢

$50 cash and $50 cash equivalent in shares by January 15, 2013;

➢

$50 cash by January 19, 2015; and,

Page 31

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Mineral Properties, Plant and Equipment (continued)

a)

Tlacolula Property (continued)

➢

$100 cash and $100 cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.  Radius has the right to terminate the agreement if the option is not exercised by January 31, 2017.

As at December 31, 2014, the Company had issued an aggregate of 34,589 (2013: 34,589) common shares of the Company, with a fair market value of $150 (2013: $150), and paid $150 (2013: $150) cash according to the terms of the option agreement.  Subsequent to December 31, 2014, the Company paid $50 under the option agreement.  Refer to Note 9. a).

b)

San Luisito Concessions

On February 26, 2013, the Company through its wholly owned subsidiary, Cuzcatlan, was granted an option with a third party on concessions in the San Luisito Project, Sonora, Mexico and made a cash payment of $50.  During the second quarter of 2013, upon completion of the exploration program and given the current economic environment, the Company abandoned its interest in the option agreement resulting in a write-off of $376. Additional costs of $125 and $69 were written off in Q3 2013 and Q4 2013, respectively for a total write-off of $570.

c)

Taviche Oeste Concession

On February 4, 2013, the Company, through its wholly owned subsidiary, Cuzcatlan, acquired, through an option agreement with Plata Pan American S.A. de C.V. (“Plata”, a wholly owned subsidiary of Pan American Silver Corp.), a 55% undivided interest in the 6,254-hectare Taviche Oeste Concession (“concession”) immediately surrounding the San Jose Mine in Oaxaca, Mexico.  The Company made a cash payment of $4.0 million. On June 19, 2013, the Company made the final $6.0 million cash payment to purchase the remaining 45% undivided interest in the concession.  This property is included in the San Jose depletable pool.

The concession is subject to a 2.5% net smelter royalty on ore production from this property.

d)

Impairment of Mineral Properties, Plant and Equipment

Assets are reviewed and tested for impairment when events or changes in circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. Assets are grouped at the lowest level for which there are separately identifiable cash flows or cash generating units. The Company’s cash generating units (“CGU”) have been identified as follows:

Page 32

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Mineral Properties, Plant and Equipment (continued)

d)

Impairment of Mineral Properties, Plant and Equipment (continued)

i.

Cuzcatlan CGU includes the assets at San Jose, Taviche, Taviche Oeste, and Tlacolula properties in Mexico.

ii.

Bateas CGU includes the assets at the Caylloma property in Peru.  Bateas is considered as separate CGU within the Peru geographical area.

The Company has determined that the Caylloma property represents a cash generating unit within the Peru geographic region.

The recoverable amounts of the Company’s cash generating units (“CGUs”), which include mineral properties, plant and equipment are determined on an annual basis, or where facts and circumstances provide impairment indicators. The recoverable amounts are based on each CGUs future after-tax cash flows expected to be derived from the Company’s mineral properties and represent each CGUs FVLCTS. The after-tax cash flows are determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures. Projected cash flow are discounted using a weighted average cost of capital. Management’s estimate of the FVLCTS of its CGUs is classified as level 3 in the fair value hierarchy.

For December 31, 2014, the Company performed an annual review of the recoverable amounts of its CGU’s which resulted in no impairment or reversal of previously recorded impairments.

For the year ended December 31, 2013, the Company performed an annual review of the recoverable amounts of its CGUs and recognized a $20,400, net of tax ($30,000, before tax) impairment charge, on the carrying value of net assets of $78,064, in respect to the Company’s investment in Caylloma, which was driven by a reduction in silver prices. The impairment charge was allocated on a pro rata basis against the net book value of the mineral properties, plant and equipment of $79,413.

For December 31, 2014 and 2013, the key assumptions used for fair value less cost to sell calculations were as follows:

	December 31, 2014
Metal Price Assumptions	2015	2016	2017	2018	2019	2020-2021
Gold price $ per ounce	$ 1,248.00	$ 1,261.00	$ 1,263.00	$ 1,270.00	$ 1,270.00	$ 1,270.00
Silver price $ per ounce	$ 17.98	$ 18.27	$ 19.39	$ 19.60	$ 19.60	$ 19.60
Lead price $ per tonne	$ 2,206.00	$ 2,294.00	$ 2,320.00	$ 2,062.00	$ 2,062.00	$ 2,062.00
Zinc price $ per tonne	$ 2,374.00	$ 2,533.00	$ 2,599.00	$ 2,200.00	$ 2,200.00	$ 2,200.00

Weighted average cost of capital	7.20%	7.20%	7.20%	7.20%	7.20%	7.20%

Page 33

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Mineral Properties, Plant and Equipment (continued)

d)

Impairment of Mineral Properties, Plant and Equipment (continued)

	December 31, 2013
Metal Price Assumptions	2014	2015	2016	2017	2018	2019-2026
Gold price $ per ounce	$ 1,361.50	$ 1,362.50	$ 1,392.50	$ 1,336.50	$ 1,336.50	$ 1,336.50
Silver price $ per ounce	$ 21.35	$ 22.66	$ 23.00	$ 22.40	$ 22.40	$ 22.40
Lead price $ per tonne	$ 2,212.49	$ 2,290.89	$ 2,340.63	$ 2,355.65	$ 2,373.00	$ 2,068.21
Zinc price $ per tonne	$ 2,028.25	$ 2,204.62	$ 2,385.50	$ 2,149.00	$ 2,149.00	$ 2,149.00

Weighted average cost of capital	7.42%	7.42%	7.42%	7.42%	7.42%	7.42%

Expected future cash flows to determine the FVLCTS in the impairment testing of non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs, and capital expenditures reflected in the Company’s life of mine plans, as well as economic factors beyond management’s control, such as silver and gold prices, discount rates, and observable net asset valuation multiples. Should management’s estimate of the future not reflect actual events, further impairments, or reversals of impairments may be identified.

8.

Trade and Other Payables

	December 31, 2014	December 31, 2013
Trade accounts payable	$10,105	$9,928
Payroll payable	8,005	4,216
Restricted share unit payable	1,386	625
Other payables	1,962	1,128
	$21,458	$15,897

9)

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Years ended December 31,
Transactions with related parties	2014	2013
Salaries and wages [1,2]	$83	$86
Other general and administrative expenses [2]	108	130
	$191	$216

Page 34

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Related Party Transactions (continued)

a)

Purchase of Goods and Services (continued)

1 Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company

2Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for general overhead incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

Subsequent to December 31, 2014, the Company paid $50 under the option agreement to Radius. Refer to Note 7. a).

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Years ended December 31,
	2014	2013
Salaries and other short term employee benefits	$4,828	$2,849
Directors fees	390	409
Consulting fees	163	175
Share-based payments	6,178	2,683
	$11,559	$6,116

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

c)

Period End Balances Arising From Purchases of Goods/Services

Amounts due to related parties	December 31, 2014	December 31, 2013
Owing to company(ies) with common directors [3]	$9	$20

3 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

Page 35

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Other Liabilities

Other liabilities are comprised of the following:

	December 31, 2014	December 31, 2013
Obligations under finance lease (a)	$-	$227
Long term liabilities (b)	38	27
Deferred share units (Note 13. c))	3,762	2,030
Restricted share units (Note 13. d))	861	286
	4,661	2,570
Less: current portion
Obligations under finance lease (a)	-	227
Other liabilities, non-current	$4,661	$2,343

a)

Obligations under Finance Lease

The following is a schedule of the Company’s future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease	December 31, 2014	December 31, 2013
Not later than 1 year	$-	231
Less: future finance charges on finance lease	-	(4)
Present value of finance lease payments	$-	$227

b)

Long Term Liabilities

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law.  The seniority premium, equal to 12 days of salary for each year of services rendered and is subject to a salary limitation of up to twice the minimum wage, is payable to employees who: (i) voluntarily leave their employment after completing 15 years of service; (ii) leave their employment for just cause; (iii) are dismissed by the Company with or without just cause; or (iv) die during the labor relationship, in such event their beneficiaries must receive such premium. In addition, an employee dismissed without cause has the option to be reinstated to his or her former job instead of receiving the seniority payment, provided the employee does not work in a white-collar position.

Page 36

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Other Liabilities (continued)

b)

Long Term Liabilities (continued)

A summary of the Company’s long term liabilities are presented below:

At December 31, 2014
Discount rate	7.5%
General wage increse
Regular employees	5.0%
Unionized employees	4.5%
Increase in minimum wage	4.0%
Long term inflation rate	4.0%

Total seniority premium – December 31, 2012	$19
Seniority premium expense	16
Foreign exchange differences	(1)
Cash payments	(7)
Total seniority premium – December 31, 2013	$27
Less: current portion	-
Non current – December 31, 2013	$27
Total seniority premium – December 31, 2013	$27
Seniority premium expense	18
Foreign exchange differences	(5)
Cash payments	(2)
Total seniority premium – December 31, 2014	$38
Less: current portion	-
Non-current – December 31, 2014	$38

Page 37

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

11.

Provisions

A summary of the Company’s provisions for decommissioning and restoration liabilities are presented below:

	Decommissioning and Restoration
	Caylloma Mine	San Jose Mine	Total
At December 31, 2014
Anticipated settlement date to	2028	2026
Undiscounted value of estimated cash flow	$8,113	$6,727	$14,840
Estimated mine life (years)	7	9
Discount rate	6.19%	5.80%
Inflation rate	3.30%	4.08%

Total provisions – December 31, 2012	$7,059	$3,368	$10,427
Increase to existing provisions	103	424	527
Accretion of provisions	291	247	538
Foreign exchange differences	(600)	(19)	(619)
Cash payments	(95)	(44)	(139)
Total provisions – December 31, 2013	$6,758	$3,976	$10,734
Less: current portion	(125)	(497)	(622)
Non current – December 31, 2013	$6,633	$3,479	$10,112
Total provisions – December 31, 2013	$6,758	$3,976	$10,734
Increase to existing provisions	695	1,863	2,558
Accretion of provisions	398	345	743
Foreign exchange differences	(553)	(613)	(1,166)
Cash payments	(111)	(60)	(171)
Total provisions – December 31, 2014	$7,187	$5,511	$12,698
Less: current portion	(256)	(553)	(809)
Non current – December 31, 2014	$6,931	$4,958	$11,889

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mines are subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, plant and equipment balance. Adjustments to the carrying amounts of the related mineral properties, plant and equipment balance can result in a change to the future depletion expense.

Page 38

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

12.

Income Tax

a)

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26% (2013: 25.75%) to income before income taxes.  The reasons for the differences are as follows:

	December 31, 2014	December 31, 2013
Income before tax	$32,879	$(9,970)
Statutory income tax rate	26.00%	25.75%
Expected income tax	$8,549	$(2,567)
Items non-deductible for income tax purposes	1,665	1,458
Difference between Canadian and foreign tax rates	2,046	407
Effect of change in tax rates	(41)	306
Impact of foreign exchange on tax assets and liabilities	790	1,244
Special Mining Royalty	1,715	7,677
Other items	128	(766)
Unused tax losses and tax offsets not recognized in tax asset	2,425	1,371
Total income taxes	$17,277	$9,130
Represented by:
Current income tax	$13,510	$4,926
Deferred income tax	3,767	4,204
	$17,277	$9,130

The Canadian Federal corporate tax rate remained unchanged at 15% throughout 2013, and the British Columbia provincial tax rate increased from 10% to 11% effective April 1, 2013. For 2014, the overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25.75% to 26%.

In the fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates.  The Company has a legal stability agreement with the Peruvian government and it is valid until 2017.  The reduction in tax rate would impact the temporary difference that will reverse subsequent to 2017.  This resulted in a deferred tax recovery of $34 due to recording the deferred tax liability in Peru at the lower rates.  The Company will be subject to a Peruvian income tax rate of 27% in 2018 and 26% thereafter.

In December 2013, the Mexican President signed a bill approving significant tax reforms which have an effective date of January 1, 2014. These tax reforms include a tax-deductible special mining royalty of 7.5% on EBITDA and an extraordinary mining royalty of 0.5% on precious metals revenue.  In addition, the Mexican corporate tax rate is to remain at 30%, while previously expected to decrease to 28% in 2015.

Page 39

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

12.

Income Tax (continued)

a)

(continued)

The special mining royalty is an annual tax with the first payment due in March 2015 for 2014 activities. The Company recognized an initial deferred tax liability of $7,677 in 2013 related to the special mining royalty of 7.5%. The balance for 2014 is $5,870 resulting in a deferred tax recovery of $1,807 which offsets the current tax special mining royalty expense of $3,522 in 2014. The deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

Income taxes payable of $9,745 (December 31, 2013: $50) of which $6,223 relates to current taxes (December 31, 2013: $50) and $3,522 (December 31, 2013: $nil) relates to special mining royalty.

b)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2014 and 2013 are presented below:

	December 31, 2014	December 31, 2013
Deferred income tax assets:
Non-capital losses	$-	$6,148
Provisions and other	3,889	3,301
Equipment	-	-
Other	2,515	898
Net deferred income tax assets	$6,404	$10,347
Deferred income tax liabilities:
Mineral properties – Peru	$(11,280)	$(10,393)
Mineral properties – Mexico	(10,302)	(8,241)
Special Mining Royalty	(5,870)	(7,677)
Equipment	(7,541)	(9,169)
Other	(311)	-
Total deferred income tax liabilities	$(35,304)	$(35,480)
Net deferred income tax liabilities	$(28,900)	$(25,133)

Classification
Non-current assets	$126	$151
Non-current liabilities	(29,026)	(25,284)
Net deferred income tax liabilities	$(28,900)	$(25,133)

Page 40

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

12.

Income Tax (continued)

a)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has been met.  The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31, 2014	December 31, 2013
Non-capital losses	$46,166	$44,961
Provisions and other	6,009	2,941
Share issue cost	639	1,119
Mineral properties, plant and equipment	1,704	1,593
Capital losses	1,004	-
Unrecognized deductible temporary differences	$55,522	$50,614

The Company’s unrecognized taxable temporary difference consists of the following amounts:

	December 31, 2014	December 31, 2013
Investment in subsidiaries	$22,775	$13,599
Unrecognized taxable temporary difference	$22,775	$13,599

The Company’s tax losses have the following expiry dates:

		Expiry date
Non-capital losses, expiring as follows:
Canada	$45,634	2025 – 2034
Mexico	419	2021 – 2026
Barbados	113	2022 – 2023
	$46,166

13.

Share Capital

a)

Unlimited Common Shares Without Par Value

During the year ended December 31, 2014, the Company issued nil (2013: 11,415) common shares of the Company, at a fair market value of $nil (2013: $4.38) per share and paid $nil (2013: $50) cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 7. a)).

Page 41

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

a)

Share Options

Shareholder approval of the Company’s Stock Option Plan (the “Plan”), dated April 11, 2011, was obtained at the Company’s annual general meeting held on May 26, 2011.  The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the  Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.  As at December 31, 2014, the number of common shares available for issuance under the Plan is 3,719,067.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate. The following is a summary of share option transactions:

	December 31, 2014		December 31, 2013
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the year	6,437	$3.42	6,117	$3.42
Granted	828	4.30	1,153	3.38
Exercised	(2,564)	3.68	(694)	1.01
Forfeited	(70)	5.26	(84)	4.69
Expired	(1,687)	4.55	(55)	2.27
Outstanding at end of the year	2,944	$3.25	6,437	$3.42
Vested and exercisable at end of the year	1,776	$2.80	3,949	$3.55

During the year ended December 31, 2014, 828,242 share purchase options with a term of three years were granted with an exercise price of CAD$4.30, vesting 50% after one year and 100% after two years from the grant date.

During the year ended December 31, 2014, 2,563,776 share purchase options with exercise prices ranging from CAD$1.55 to CAD$4.46 per share were exercised, 70,255 share purchase options with exercise prices ranging from CAD$4.03 to CAD$6.67 per share were forfeited, 1,686,654 share purchase options with an exercise prices ranging from CAD$4.46 to CAD$6.67 per share expired, and 865,895 share purchase options were accelerated to expire as follows:

Page 42

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

b)

Share Options (continued)

Shares	Exercise price (CAD$)		Original Expiry Date	Accelerated Expiry Date
170,000		$4.03	May 29, 2015	July 13, 2014
79,038		3.38	May 29, 2016	July 13, 2014
60,307		4.30	March 23, 2017	July 13, 2014
37,500		4.03	May 29, 2015	July 27, 2014
65,510		6.67	February 20, 2017	August 29, 2014
71,134		3.38	May 29, 2016	January 20, 2015
108,553		4.30	March 23, 2017	January 20, 2015
253,853		3.79	July 31, 2017	January 20, 2015
20,000		4.03	May 29, 2015	February 8, 2015
865,895	Total

During the year ended December 31, 2014, the Company recorded a share-based payment charge of $2,108 (2013: $2,734) in respect to options granted and vested.

The assumptions used to estimate the fair value of the share purchase options granted during the year ended December 31, 2014 and 2013 were:

	Years ended December 31,
	2014	2013
Risk-free interest rate	1.19%	1.18%
Expected stock price volatility	59.29%	57.81%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	4.15%	4.15%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The weighted average fair value per share purchase option was CAD$4.30 (2013: CAD$3.68).

Page 43

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

b)

Share Options (continued)

The following table summarizes information related to stock options outstanding and exercisable at December 31, 2014:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.85 to $0.99	270	3.8	$0.85	270	$0.85
$1.00 to $1.99	274	1.3	1.44	274	1.44
$2.00 to $2.99	250	2.0	2.22	250	2.22
$3.00 to $3.99	889	1.4	3.38	397	3.38
$4.00 to $4.99	1,212	1.4	4.18	552	4.03
$6.00 to $6.67	49	2.1	6.67	33	6.67
$0.85 to $6.67	2,944	1.7	$3.25	1,776	$2.80

The weighted average remaining life of vested share purchase options at December 31, 2014 was 1.5 years (December 31, 2013: 1.6 years).

Subsequent to December 31, 2014, 308,100 share purchase options with an exercise price of CAD$4.03 were exercised resulting in issued and outstanding shares of 128,845,842.

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the year ended December 31, 2014, the Company granted 244,188 (2013: 230,479) DSU with a market value of CAD$1,050 (2013: CAD$782), at the date of grants, to non-executive directors.

During the year ended December 31, 2014, the Company paid $514 (2013: $nil) on 127,063 (2013: nil) DSU to a former director of the Company.

As at December 31, 2014, there are 828,529 (2013: 711,944) DSU outstanding with a fair value of $3,762 (2013: $2,030).  Refer to Note 10.

Page 44

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

d)

Restricted Share Units (“RSU”) Cost

During 2010, the Company implemented a RSU plan for certain employees or officers.  The RSU entitle employees or officers to a cash payment after the end of a performance period of up to three years following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the year ended December 31, 2014, the Company granted 424,425 (2013: 582,846) RSU with a market value of CAD$1,825 (2013: CAD$1,970), at the date of grant, to an executive director and officer (103,721), officers (204,192), and employees (116,512), payable 20% after one year, 30% after two years, and the remaining 50% after three years from the date of grant.

During the year ended December 31, 2014, the Company cancelled 52,528 (2013: 39,201) RSUs, and paid $1,036 (2013: $nil) on 248,591 (2013: nil) RSUs to an executive director and officer, officers, employees, former officers, and a former employee.

As at December 31, 2014, there were 822,625 (2013: 699,319) RSU outstanding with a fair value of $2,247 (2013: $911).  Refer to Note 8 and Note 10.

e)

Earnings (Loss) per Share

i.

Basic

Basic earnings per share is calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

	Years ended December 31,
	2014	2013
Income (loss) available to equity owners	$15,602	$(19,100)
Weighted average number of shares (in '000's)	126,787	125,553
Earnings (loss) per share - basic	$0.12	$(0.15)

Page 45

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Years ended December 31,
	2014	2013
Income (loss) available to equity owners	$15,602	$(19,100)
Weighted average number of shares ('000's)	126,787	125,553
Incremental shares from share options	1,356	995
Weighted average diluted shares outstanding (‘000’s)	128,143	126,548
Earnings (loss) per share - diluted	$0.12	$(0.15)

For the year ended December 31, 2014, excluded from the calculation were 49,084 (2013: 4,180,104) anti-dilutive options with exercise price of CAD$6.67 (2013: ranging from CAD$3.79 to CAD$6.67).

14.

Supplemental Cash Flow Information

		Years ended December 31,
	Note	2014	2013
Non-cash Investing and Financing Activities:
Issuance of shares on purchase of mineral properties, plant and equipment	7 a)	$ -	$ 50

15.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors has not established a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at December 31, 2014, are sufficient for its present needs for at least the next 12 months.  The Company is not subject to externally imposed capital requirements.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

Page 46

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the year ended December 31, 2014, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$42,867	$-	$-	$42,867
Short term investments	34,391	-	-	34,391
Trade receivable from concentrate sales [1]	-	16,573	-	16,573
	$77,258	$16,573	$-	$93,831

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

1 The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for zinc and lead, the average London Bullion Market Association A.M. and P.M. fix (“London A.M. fix” and London P.M. fix”) for gold and silver, and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

Page 47

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Fair Value Measurements of Financial Instruments (continued)

a)

Fair Value Measurements of Financial Instruments (continued)

i)

Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At December 31, 2013	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$31,704	$-	$-	$31,704
Short term investments	17,411	-	-	17,411
Trade receivable from concentrate sales [1]	-	9,797	-	9,797
	$49,115	$9,797	$-	$58,912

ii.

Fair Value of Financial Assets and Liabilities

	December 31, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$42,867	$42,867	$31,704	$31,704
Short term investments [1]	34,391	34,391	17,411	17,411
Trade receivable from concentrate sales [2]	16,573	16,573	9,797	9,797
Advances and other receivables	2,906	2,906	3,883	3,883
	$96,737	$96,737	$62,795	$62,795
Financial liabilities
Trade and other payables [1]	$20,072	$20,072	$15,272	$15,272
Due to related parties [1]	9	9	20	20
Other liabilities [3]	38	38	254	258
Income tax payable [1]	9,745	9,745	50	50
	$29,864	$29,864	$15,596	$15,600

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

Page 48

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

c)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

	December 31, 2014				December 31, 2013
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$2,695	S/.	8,633	$56,739	$2,699	S/.	619	$10,994
Short term investments	7,696		-	-	3,286		-	-
Accounts receivable and other assets	897		4,190	15,692	306		7,917	33,818
Deposits on long term assets and long term borrowing costs	71		-	19,096	355		-	-
Trade and other payables	(2,220)		(12,387)	(117,848)	(1,181)		(12,659)	(49,618)
Due to related parties	(11)		-	-	(22)		-	-
Provisions, current	-		(767)	(8,138)	-		(349)	(6,499)
Income tax payable	-		(37)	(143,426)	-		(2,213)	-
Other liabilities	(5,376)		-	(563)	(2,477)		-	(350)
Provisions	-		(20,710)	(73,001)	-		(18,544)	(45,499)
Total	$3,752	S/.	(21,078)	$(251,449)	$2,966	S/.	(25,229)	$(57,154)
Total US$ equivalent	$3,226		$(7,052)	$(17,084)	$2,773		$(9,023)	$(4,371)

Based on the above net exposure as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $358 (2013: $308) and an impact to net income of $2,682 (2013: $1,489).

The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management’s best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance.  In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationship of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant.  Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on earnings.

Page 49

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at December 31, 2014 is as follows:

	December 31, 2014	December 31, 2013
Cash and cash equivalents	$42,867	$31,704
Short term investments	34,391	17,411
Accounts receivable and other assets	20,585	17,040
	$97,843	$66,155

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

	Expected payments due by period as at December 31, 2014
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$21,458	$-	$-	$-	$21,458
Due to related parties	9	-	-	-	9
Income tax payable	9,745	-	-	-	9,745
Other liabilities	-	4,661	-	-	4,661
Operating leases	745	1,275	126	-	2,146
Provisions	871	902	1,620	11,447	14,840
	$32,828	$6,838	$1,746	$11,447	$52,859

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 23. c).

Page 50

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

Subsequent to December 31, 2014, the Company is pending to enter an amended and restated credit agreement with the Bank of Nova Scotia for a $60 million senior secured financing (“credit facility”) consisting of a $40 million term credit facility with a 4 year term and a $20 million revolving credit facility for a two year period.  The credit facility is to be secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $2 change in income on an annualized basis.

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, and gold prices would cause an $881, $607, $8,294, $2,910, respectively, change in net earnings on an annualized basis.

The Company also enters into provisional concentrate contracts to sell the silver-gold, zinc, lead-silver concentrates produced by the San Jose and Caylloma mines. For the year ended December 31, 2014, the impact of price adjustments was a loss of $539 (2013: loss $4,456).

Page 51

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico, as operated by Bateas and Cuzcatlan, respectively.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.  The segment information for the reportable segments for the years ended December 31, 2014 and 2013 are as follows:

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2014
Sales to external customers	$-	$66,054	$107,952	$174,006
Silver-gold concentrates	$-	$-	$107,952	$107,952
Silver-lead concentrates	$-	$47,978	$-	$47,978
Zinc concentrates	$-	$18,076	$-	$18,076
Cost of sales*	$-	$51,131	$62,622	$113,753
Depletion and depreciation**	$465	$7,521	$15,531	$23,517
Selling, general and administrative expenses*	$16,789	$3,903	$4,533	$25,225
Restructuring and severance costs	$1,021	$70	$-	$1,091
Other material non-cash items	$-	$50	$16	$66
Impairment of inventories	$-	$121	$-	$121
Interest income	$93	$100	$88	$281
Interest expense	$404	$403	$345	$1,152
(Loss) income before tax	$(18,120)	$10,475	$40,524	$32,879
Income taxes	$315	$4,852	$12,110	$17,277
(Loss) income for the year	$(18,435)	$5,623	$28,414	$15,602
Capital expenditures***	$87	$9,850	$29,006	$38,943

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Page 52

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Year ended December 31, 2013
Sales to external customers	$-	$72,306	$65,088	$137,394
Silver-gold concentrates	$-	$-	$65,088	$65,088
Silver-lead concentrates	$-	$57,013	$-	$57,013
Zinc concentrates	$-	$15,293	$-	$15,293
Cost of sales*	$-	$53,672	$41,947	$95,619
Depletion and depreciation**	$662	$9,676	$9,966	$20,304
Selling, general and administrative expenses*	$12,820	$3,513	$3,450	$19,783
Exploration and evaluation costs	$376	$-	$42	$418
Restructuring and severance costs	$305	$57	$131	$493
Write-off of mineral properties	$-	$-	$570	$570
Other material non-cash items	$-	$7	$71	$78
Impairment of mineral properties, plant and equipment	$-	$30,000	$-	$30,000
Impairment of inventories	$-	$62	$-	$62
Interest income	$101	$402	$88	$591
Interest expense	$374	$311	$247	$932
(Loss) income before tax	$(13,774)	$(14,914)	$18,718	$(9,970)
Income taxes	$231	$(2,816)	$11,715	$9,130
(Loss) income for the year	$(14,005)	$(12,098)	$7,003	$(19,100)
Capital expenditures***	$101	$21,701	$38,705	$60,507

* cost of sales and selling, general and administrative expenses includes depletion and depreciation

** included in cost of sales or selling, general and administrative expenses

*** segmented capital expenditures are presented on a cash basis

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at December 31, 2014
Mineral properties, plant and equipment	$539	$66,570	$166,740	$233,849
Total assets	$20,804	$110,499	$219,007	$350,310
Total liabilities	$8,153	$19,813	$49,631	$77,597
As at December 31, 2013
Mineral properties, plant and equipment	$670	$64,197	$152,094	$216,961
Total assets	$25,191	$104,398	$172,626	$302,215
Total liabilities	$4,715	$19,091	$30,749	$54,555

Page 53

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information (continued)

The segment information by geographical region for the years ended December 31, 2014 and 2013 are as follows:

Reportable Segments	Canada	Peru	Mexico	Total
Year ended December 31, 2014
Sales to external customers	$-	$66,054	$107,952	$174,006
Silver-gold concentrates	$-	$-	$107,952	$107,952
Silver-lead concentrates	$-	$47,978	$-	$47,978
Zinc concentrates	$-	$18,076	$-	$18,076
Year ended December 31, 2013
Sales to external customers	$-	$72,306	$65,088	$137,394
Silver-gold concentrates	$-	$-	$65,088	$65,088
Silver-lead concentrates	$-	$57,013	$-	$57,013
Zinc concentrates	$-	$15,293	$-	$15,293

Reportable Segments	Canada	Peru	Mexico	Total
As at December 31, 2014
Non current assets	$2,323	$67,196	$166,419	$235,938
As at December 31, 2013
Non current assets	$3,038	$64,938	$151,018	$218,994

For the year ended December 31, 2014, there were six (2013: six) customers, respectively, represented 100% of total sales to external customers as follows:

External Sales by Customer	Years ended December 31,
and Region	2014		2013
Customer 1	$35,624	54%	$29,341	41%
Customer 2	12,324	19%	42,968	59%
Customer 3	-	0%	9	0%
Customer 4	16,869	26%	(12)	0%
Customer 5	1,237	2%	-	0%
Bateas/Peru	$66,054	100%	$72,306	100%
% of total sales	38%		53%
Customer 1	$50,278	47%	$63,955	98%
Customer 2	-	0%	1,133	2%
Customer 3	57,674	53%	-	0%
Cuzcatlan/Mexico	$107,952	100%	$65,088	100%
% of total sales	62%		47%
Consolidated	$174,006	100%	$137,394	100%
% of total sales	100%		100%

Page 54

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

18.

Cost of Sales

The cost of sales for the years ended December 31, 2014 and 2013 are as follows:

	2014			2013
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$42,013	$43,418	$ 85,431	$ 42,331	$ 32,345	$ 74,676
Workers’ participation	735	3,556	4,291	998	81	1,079
Depletion and depreciation	7,482	15,161	22,643	9,594	9,521	19,115
Royalty expenses	901	487	1,388	749	-	749
	$51,131	$62,622	$ 113,753	$ 53,672	$ 41,947	$ 95,619

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

19.

Selling, General and Administrative expenses

The selling, general and administrative expenses for the years ended December 31, 2014 and 2013 are as follows:

	Years ended December 31,
	2014	2013
Salaries and benefits	$18,599	$14,275
Corporate administration	(209)	112
Audit, legal and professional fees	5,269	3,795
Filing and listing fees	223	40
Director’s fees	546	578
Depreciation	797	983
	$25,225	$19,783

20.

Exploration and Evaluation Costs

The exploration and evaluation costs for the years ended December 31, 2014 and 2013 are as follows:

	Years ended December 31,
	2014	2013
Share-based payments	$-	$22
Salaries, wages and benefits	-	312
Direct costs	-	84
	$-	$418

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FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

21.

Restructuring and Severance Costs

The restructuring and severance costs for the years ended December 31, 2014 and 2013 are as follows:

	Years ended December 31,
	2014	2013
Restructuring costs		$493
Severance costs	1,091	-
	$1,091	$493

The restructuring and severance costs include the Company’s cost-reduction program, and include all salaries and post-employment costs.

22.

Net Finance (Expense) Income

The net finance (expense) income for the years ended December 31, 2014 and 2013 are as follows:

	Years ended December 31,
	2014	2013
Finance income
Interest income on FVTPL financial assets	$281	$591
Total finance income	281	591
Finance expenses
Interest expense	5	21
Standby and commitment fees	404	373
Accretion of provisions (Note 11)	743	538
Total finance expense	1,152	932
Net finance (expense) income	$(871)	$(341)

23)

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma Mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,842 (2013: $1,204). This bank letter of guarantee expires on December 31, 2015.

Page 56

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

Contingencies and Capital Commitments (continued)

a)

Bank Letter of Guarantee (continued)

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3 (2013: $3). This bank letter of guarantee expires on December 6, 2015.

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58.  This bank letter of guarantee expires on July 18, 2015.

b)

Capital Commitments

As at December 31, 2014, there are no capital commitments.

c)

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The minimum committed demand is $19 per month and the average monthly charge for 2014 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 16. d).

The expected payments due by period as at December 31, 2014 are as follows:

Page 57

FORTUNA SILVER MINES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

23.

Contingencies and Capital Commitments (continued)

c)

Other Commitments (continued)

	Expected payments due by period as at December 31, 2014
	Less than 1 year	1 - 3 years	4 -5 years	Total
Office premises – Canada	$132	$452	$126	$710
Office premises – Peru	396	580	-	976
Office premises – Mexico	15	-	-	15
Total office premises	$543	$1,032	$126	$1,701
Computer equipment – Peru	185	164	-	349
Computer equipment – Mexico	17	-	-	17
Total computer equipment	$202	$164	$-	$366
Machinery – Mexico	-	79	-	79
Total machinery	$-	$79	$-	$79
Total operating leases	$745	$1,275	$126	$2,146

d)

Tax Contingencies

The Company has been assessed taxes and related interest and penalties, in Peru by SUNAT, for tax years 2010, 2011, and 2012, in the amounts of $1,161, $740, and $110, respectively, for a total of $2,011.  The Company is currently appealing the assessments and believes the appeals with be ruled in favor of the Company.  Subsequent to December 31, 2014, the Company has provided as a guarantee by way of letter bond in the amount of $776.

e)

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably for the Company.  Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company.  In the opinion of management, none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

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